EnCana’s third quarter cash flow reaches US$1.93 billion,
or $2.20 per share — up 51 percent
Natural gas sales increase 3 percent to 3.2 billion cubic feet per day
Calgary, Alberta, (October 26, 2005) — EnCana Corporation’s (TSX & NYSE: ECA) third quarter 2005 total cash flow per share increased 51 percent to US$2.20 per share diluted, or $1.93 billion, compared to the third quarter of 2004. Total operating earnings per share increased 33 percent to 80 cents per share diluted, or $704 million, compared to the third quarter of 2004. Cash flow and operating earnings increased due to stronger natural gas and liquids prices and increased gas sales.
EnCana’s third quarter net earnings were 30 cents per share diluted, or $266 million, which included an unrealized after-tax loss of $604 million due to mark-to-market accounting of all hedges and an unrealized foreign exchange after-tax gain of $166 million on translation of Canadian issued U.S. dollar debt. Of the $604 million unrealized hedging loss, about 60 percent relates to EnCana’s 2004 acquisition of Tom Brown, Inc. All of the Tom Brown hedge positions expire at the end of 2006. In 2006, 82 percent of EnCana’s forecast sales are fully exposed to price upside. Total third quarter revenues net of royalties were $3.38 billion.
IMPORTANT NOTE: EnCana reports in U.S. dollars and follows U.S. protocols, which report sales and reserves on an after-royalties basis. All dollar figures are U.S. dollars unless otherwise noted. All prior-period share and per-share references have been adjusted to reflect the two-for-one common share split which occurred in May 2005. EnCana is treating its Ecuador operations as discontinued because EnCana is in the process of selling its Ecuador assets. Total results, which include results from Ecuador, are reported in the company’s financial statements included in this news release and in supplementary documents posted on its website — www.encana.com.
On September 13, 2005, EnCana announced it had reached an agreement to sell all of its interests in Ecuador for approximately $1.42 billion, which is approximately equivalent to the net book value of the assets at July 1, 2005, the effective date of the transaction. In accordance with Generally Accepted Accounting Principles for discontinued operations, the carrying value of EnCana’s investments in Ecuador cannot exceed the expected selling price; therefore, no net earnings from these assets will be shown subsequent to July 1, 2005.
Total natural gas sales in the third quarter increased to 3.22 billion cubic feet per day, up 3 percent compared to the third quarter of 2004. Oil and natural gas liquids (NGLs) sales were 219,200 barrels per day, down 16 percent mainly due to divestitures of conventional oil properties in Canada and the U.K. North Sea and lower Ecuador sales. Third quarter sales of natural gas, oil and NGLs from total operations were 4.5 billion cubic feet of gas equivalent (Bcfe) per day. The impact of divestitures and a delay in the timing of production additions resulted in total sales being down 3 percent from the third quarter of 2004.

1

Third quarter generates strong cash flow, key resource play production up 13 percent
“Our third quarter was marked by strong cash flow and operating earnings, plus steady growth from continuing operations in North American natural gas production — up 4 percent, or 126 million cubic feet per day, since the third quarter of 2004. Record setting wet weather in key Western Canadian producing regions and industry activity levels in the North American oil and gas service sector have restricted access to land and equipment in an unprecedented way this year. As a result, we have drilled fewer wells to date this year than planned and our gas production volumes are lagging forecast rates. EnCana also has wells capable of delivering about 225 million cubic feet per day of natural gas production waiting to be tied in to gathering and sales pipelines. With more than 120 operated rigs active in our gas fields, we are expecting to exit 2005 with gas sales of about 3.4 billion to 3.5 billion cubic feet per day,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer.
“The difference between our reduced 2005 production outlook and the midpoint of our original guidance range amounts to about a two-month delay in the ramp up of gas production. Our 2005 average gas production is now forecast to be in the range of 3.25 billion to 3.30 billion cubic feet per day, slightly below our original guidance range, but about 9 percent higher than average 2004 sales. North American oil and NGLs sales are forecast to be within original guidance. Despite these challenges, production from our key resource plays is up 13 percent in the past year. The reservoir performance across our portfolio of long-life unconventional assets remains strong. At the same time, EnCana shareholders are benefiting from the market’s robust energy prices and our projects continue to generate strong investment returns,” Morgan said.
2006 gas sales forecast to rise between 7 and 11 percent
In 2006, EnCana is forecasting gas sales of between 3.50 billion and 3.63 billion cubic feet per day, which represents an increase of between 7 and 11 percent from forecast midpoint for 2005 sales. North American oil and NGLs sales are expected to be about the same as 2004, in the range of 155,000 to 160,000 barrels of oil per day, which reflects growth from expanding oilsands projects being offset by declining production in conventional oil properties and higher royalty rates due to achieving payout status at Pelican Lake around year-end. Total North American sales are forecast to be between 4.43 billion and 4.59 billion cubic feet equivalent per day, an increase of between 5 and 9 percent from the midpoint of the updated total North American sales guidance range for 2005.
Moderated growth in 2006 expected to generate free cash flow
“We expect that 2006 will be characterized by continued high industry activity levels and inflationary pressures, which are the product of the strong commodity prices that are generating robust netbacks. Given these conditions and the learnings we’ve gained from this year’s experience, we have moderated our North American production growth rate to between 5 and 9 percent — a measured pace that’s aimed at more efficiently converting our proved reserves into sales growth and our Unbooked Resource Potential into proved reserves as we generate substantial free cash flow,” said Randy Eresman, EnCana’s Chief Operating Officer.
Third quarter milestones: Ecuador sale deal reached, Entrega pipeline under construction, Brazil discovery
EnCana reached a series of important milestones in the third quarter: an agreement to sell its Ecuador assets for $1.42 billion and the start of construction on the Entrega natural gas pipeline out of the Piceance Basin in the U.S. Rockies. In the waters offshore Brazil, EnCana drilled and tested a third appraisal well about four kilometres from a promising oil discovery named Chinook located in block BM-C-7. The test well was recently followed up by an additional successful appraisal well that also encountered oil and high-quality reservoir sands. Advancing the company’s oilsands market integration initiative, the company has arranged to import diluent from overseas markets. In Texas, EnCana has made an initial land purchase in the Maverick Basin — about 330,000 net acres with multi-zone gas resource play potential.

2

Cutbank Doig formation gas discovery underlies Cutbank Ridge resource play
“In addition, we recently made a substantial natural gas discovery in British Columbia below our Cutbank Ridge resource play. This Cutbank Doig find, which we estimate contains 350 billion to 550 billion cubic feet of original gas in place net to EnCana, is producing about 25 million cubic feet of gas per day in October from five wells. It is believed to be similar in characteristics to the nearby Sinclair Doig pool in Alberta, which was discovered in the late 1970s by an EnCana predecessor company, has produced more than 250 billion cubic feet to date and is expected to yield more than 400 billion cubic feet during its life. Cutbank Doig is a clear illustration of the exploration upside potential of deeper formations underlying the extensive lands of our key resource plays.
“Alongside our continued strong resource play performance, all of these third quarter achievements help reinforce EnCana’s foundation for expected sustainable profitable sales growth in future years,” Eresman said.
Oilsands resources capable of delivering large, long-term production expansion
“Our in-situ oilsands developments in northeast Alberta continue to achieve top-level capital and operating efficiency. Expansion of Foster Creek from 30,000 to 60,000 barrels per day is proceeding on schedule and should be fully on stream by the end of 2006. Beyond that, we plan to progressively develop steam-assisted gravity drainage production to more than 200,000 barrels of oil per day generally with projects and expansions of approximately 30,000 barrel per day increments. This is a size where we believe we have the opportunity to capture advantages of scale while maintaining control of execution, schedules and costs,” Eresman said.
Nine months cash flow per share up 47 percent
Total cash flow per share in the first nine months increased 47 percent to $5.50 per share diluted, or $4.92 billion. Total nine months operating earnings increased 47 percent to $2.20 per share diluted, or $1.97 billion. EnCana’s total nine months net earnings per share increased 19 percent to $1.19 per share diluted, or $1.06 billion, which includes an unrealized mark-to-market after-tax loss of $1,023 million due to changes in the value of commodity hedging positions at September 30, 2005 and an unrealized foreign exchange gain of $113 million on translation of Canadian issued U.S. dollar debt.
Nine months sales of natural gas, oil and NGLs from total operations were 4.55 Bcfe per day, about the same as in the first nine months of 2004. Total natural gas sales increased 8 percent to 3.19 billion cubic feet per day. Total oil and NGLs sales were 226,300 barrels per day, down 14 percent mainly due to divestitures of conventional oil properties in Canada and the U.K. North Sea.
IMPORTANT NOTE: All references in the remaining text of this news release are on a continuing operations basis, which does not include results of the Ecuador business, as it has been accounted for as discontinued.
Continuing operations: Cash flow up 45 percent; Operating earnings up 32 percent
Third quarter 2005 cash flow from continuing operations increased 45 percent to $1.82 billion compared to the same period in 2004. Cash taxes during the third quarter were $169 million. Operating earnings from continuing operations increased 32 percent to $731 million compared to the third quarter of 2004. EnCana’s third quarter net earnings from continuing operations decreased 38 percent to $266 million, which included a $631 million after-tax unrealized mark-to-market loss as a result of changes in the value of commodity hedging positions at quarter-end compared to the previous quarter and an after-tax unrealized gain of $166 million due to translation of U.S. dollar denominated debt issued in Canada.
Natural gas sales from continuing operations up 4 percent, total sales steady
Third quarter natural gas sales from continuing operations rose 4 percent to 3.22 billion cubic feet per day compared with the third quarter of 2004, mainly from resource play growth. Oil and NGLs sales from continuing operations were 150,500 barrels per day, down 11 percent from the third quarter one year earlier, due to property divestitures. Third quarter sales of natural gas, oil and NGLs from continuing operations were 4.13 Bcfe per day, about the same as during the third quarter of 2004.

3

Operating costs impacted by inflation and a depreciating U.S. dollar
Operating costs from continuing operations in the third quarter of 2005 were 69 cents per thousand cubic feet of gas equivalent (Mcfe), which is higher than the company’s previous forecast range due mainly to industry inflation, the impact of a depreciating U.S. dollar, increased long-term, stock-based compensation expenses and weather delays of planned production additions. June was the wettest month in recorded history in Alberta and with the oil and gas service sector running at unprecedented levels, the company has found that it is unable to make up for lost drilling and completion days as it has done in the past. To help mitigate these challenges, EnCana is contracting with drilling companies to build an additional 46 fit-for-purpose rigs. While EnCana expects full year operating costs to be about 13 percent higher than the company’s previous forecast of 55 to 60 cents per Mcfe, EnCana expects to continue to be amongst the lowest cost operators in the industry. EnCana drilled 1,150 net wells during the third quarter. Third quarter core capital investment was $1.46 billion. The company’s recent addition of approximately $250 million of capital investment in 2005 is directed to capture key land positions in emerging resource plays. EnCana has updated its 2005 corporate guidance to reflect its most recent sales and operating cost outlooks, and has posted its 2006 corporate guidance on its website, www.encana.com.
Nine months operating earnings from continuing operations up 36 percent
Nine months 2005 operating earnings increased 36 percent to $1.87 billion. Nine months 2005 cash flow from continuing operations increased 46 percent to $4.64 billion. EnCana’s nine months net earnings from continuing operations decreased 9 percent to $927 million, which includes two non-cash items: an after-tax unrealized mark-to-market hedge loss of $1.06 billion and an after-tax unrealized mark-to-market gain on foreign exchange on U.S. dollar denominated debt issued in Canada of $113 million. Nine months 2005 revenues net of royalties were $9.33 billion. EnCana drilled 3,520 net wells in the first nine months of 2005.
North American natural gas prices strengthen in the third quarter of 2005
The average third quarter benchmark NYMEX index gas price was $8.49 per thousand cubic feet, up 47 percent from $5.76 per thousand cubic feet in the third quarter of 2004. EnCana’s North American realized natural gas prices, excluding financial hedging, averaged $7.29 per thousand cubic feet, up 41 percent from an average of $5.18 per thousand cubic feet in the third quarter of 2004. Natural gas prices have continued to increase due primarily to high world oil prices, continued global economic strength, a lack of growth in domestic natural gas production and hurricane damage to Gulf of Mexico production facilities.
Third quarter world oil and Canadian heavy oil prices remain strong
Oil and NGLs continued to trade at strong prices during the third quarter of 2005 due to continued global demand growth, diminished supply due to Gulf of Mexico hurricane damage and tightening global production and refining capacity. During the third quarter of 2005, the average benchmark West Texas Intermediate (WTI) crude oil price was $63.31 per barrel, up 44 percent from the third quarter 2004 average of $43.89 per barrel. Strong asphalt markets in Canada in the third quarter helped support Canadian heavy oil prices. The WTI/Bow River differential was $17.08 per barrel, yielding a Bow River blend price of $46.23 per barrel, a price that was about 73 percent of WTI prices, which is about the same in percentage terms as in the third quarter of 2004. In the third quarter, EnCana’s average realized oil and NGLs price was $46.16 per barrel, up 44 percent from the third quarter of 2004.
Price risk management
EnCana’s price risk mitigation strategy is intended to provide downside protection and deliver greater certainty of cash flows and returns on investments. Detailed risk management positions at September 30, 2005 are presented in Note 12 to the unaudited third quarter consolidated financial statements. In the third quarter of 2005, EnCana’s financial price risk management measures resulted in realized losses of approximately $135 million after-tax, comprised of a $52 million loss on oil hedges, an $88 million loss on gas hedges and a $5 million gain on other hedges. A review of the company’s hedging strategy in 2004 resulted in more frequent use of put options to protect downside but which do not limit upside in a rising price environment.
About 80 percent of 2006 forecast gas sales is exposed to price upside, while about 46 percent has downside price protection. About 91 percent of 2006 forecast oil and NGLs sales is exposed to price upside, while about 46 percent has downside protection. Overall, on a Mcfe basis, about 82 percent of EnCana’s forecast 2006 sales are exposed to market price upside.

4

EnCana Continuing Operations Highlights
US$ and U.S. protocols

Financial Highlights
(as at and for the period ended September 30)	Q3	Q3		9 months		9 months
($ millions)	2005	2004	% Δ	2005		2004	% Δ

Revenues, net of royalties	3,089	2,320	+ 33	9,331		7,602	+ 23

Pre-tax cash flow	1,992	1,362	+ 46	5,120		3,687	+ 39
Less:
Cash tax	169	103	+ 64	477		511	- 7

Cash flow	1,823	1,259	+ 45	4,643		3,176	+ 46

Net acquisitions & divestitures	166	(901)	n/a	(1,664)	*	1,034	n/a
Add:
Core capital	1,456	963	+ 51	4,389		3,250	+ 35

Net capital investment	1,622	62	n/a	2,725		4,284	n/a

Net earnings	266	432	- 38	927		1,023	- 9

Add (Deduct):
Unrealized mark-to-market hedging loss, after-tax	631	276	+ 129	1,058		561	+ 89

Unrealized foreign exchange (gain) on translation of U.S. dollar debt issued in Canada, after-tax	(166)	(155)	+ 7	(113)		(98)	+ 15

Future tax (recovery) due to tax rate change	—	—	n/a	—		(109)	n/a

Operating earnings	731	553	+ 32	1,872		1,377	+ 36

*	Includes proceeds from Gulf of Mexico sale of $2.1 billion, minus tax of $591 million
EnCana financial results in U.S. dollars and operating results according to U.S. protocols
EnCana reports in U.S. dollars and according to U.S. protocols in order to facilitate a more direct comparison to other North American upstream oil and natural gas exploration and development companies. Reserves and production are reported on an after-royalty basis.

Operating Highlights				9
(for the period ended September 30)	Q3	Q3		months	9 months
(After royalties)	2005	2004	% Δ	2005	2004	% Δ

North America Natural Gas sales(MMcf/d)	3,222	3,096	+ 4	3,193	2,928	+ 9

North America Oil and NGLs(bbls/d)	150,457	169,673	- 11	154,892	168,750	- 8

Total sales(MMcfe/d)	4,125	4,114	—	4,122	3,941	+ 5

5

Key resource play production growth up about 13 percent across EnCana’s portfolio
Development capital continues to be focused on turning EnCana’s Unbooked Resource Potential into reserves and production. Third quarter gas and oil production from key North American resource plays has increased approximately 13 percent since the third quarter of 2004. Year-over-year gas production growth is driven mainly by the Piceance basin in Colorado, coalbed methane on the legacy Palliser Block in Alberta and Cutbank Ridge in northeast British Columbia. Through much of 2005, gas production growth in the Piceance Basin remained flat as the company expands production in newer and less well-developed fields. The company has invested in building production infrastructure in these new areas and bringing efficiencies to drilling logistics, evidenced by recent production increases. Piceance Basin is currently producing about 320 million cubic feet per day and expects to grow 2005 average production by more than 17 percent, compared to 2004. The successful application of a water flood at Pelican Lake in northeast Alberta helped grow oil production by about 26 percent in the past year. Foster Creek’s steam-assisted gravity drainage project is expanding from 30,000 to 60,000 barrels per day of production over the next year. The first 10,000 barrels per day of additional volumes is scheduled to start late this year.
Growth from key North American resource plays

Resource Play	Daily Production
	2005				2004					2003
(After royalties)	YTD	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year

Natural Gas (MMcf/d)
Jonah	429	440	416	431	389	404	373	387	394	374
Piceance	300	302	302	300	261	291	282	251	218	151
East Texas	87	94	85	82	50	83	81	36	—	—
Fort Worth	64	66	63	61	27	34	31	23	21	7
Greater Sierra	217	225	228	195	230	211	244	247	216	143
Cutbank Ridge	81	105	80	56	40	50	45	41	22	3
CBM	50	62	51	38	17	27	19	11	10	4
Shallow Gas	624	616	633	625	592	629	595	590	554	507

Oil (Mbbls/d)
Foster Creek	27	27	24	30	29	28	29	30	28	22
Pelican Lake	25	27	27	21	19	23	22	15	15	16

Total (MMcfe/d)	2,166	2,235	2,166	2,096	1,892	2,034	1,976	1,858	1,696	1,416

% change from prior year’s quarter		13.1	16.6	23.6

% change from prior period		3.2	3.3	3.0	33.6	2.9	6.4	9.6	7.1

6

Drilling activity in key North American resource plays

	Net Wells Drilled
Resource Play	2005				2004					2003
										Full
	YTD	Q3	Q2	Q1	Full year	Q4	Q3	Q2	Q1	Year

Natural Gas
Jonah	83	25	30	28	70	21	17	21	11	59
Piceance	211	69	65	77	250	47	66	66	71	284
East Texas	64	21	22	21	50	23	20	7	—	—
Fort Worth	39	18	12	9	36	8	10	10	8	5
Greater Sierra	139	33	47	59	187	18	13	21	135	199
Cutbank Ridge	101	40	38	23	50	17	12	4	17	20
CBM	757	216	219	322	760	234	347	98	81	267
Shallow Gas	979	341	365	273	1,552	222	384	416	530	2,366

Oil
Foster Creek	26	14	2	10	11	7	—	—	4	8
Pelican Lake	56	3	34	19	92	—	33	30	29	134

Total net wells	2,455	780	834	841	3,058	597	902	673	886	3,342
Corporate developments
EnCana CEO to step down at year-end; COO Randy Eresman to succeed Gwyn Morgan
On October 25, 2005, EnCana’s founding President & Chief Executive Officer Gwyn Morgan announced his intention to step down at year-end. He will remain an officer of the company in the role of Executive Vice-Chairman for the year 2006, working mainly in an advisory capacity to the new Chief Executive Officer.
EnCana’s board of directors also announced the appointment of Randall K. Eresman as President & Chief Executive Officer and a Director, effective January 1, 2006. A petroleum engineering graduate from the University of Wyoming, Eresman joined EnCana predecessor company Alberta Energy Company Ltd. (AEC) in 1980. He played a key role in the building of AEC and was appointed Chief Operating Officer of EnCana soon after its creation in 2002.
Quarterly dividend of 7.5 cents per share declared
EnCana’s board of directors has declared a quarterly dividend of 7.5 cents per share which is payable on December 30, 2005 to common shareholders of record as of December 15, 2005.
EnCana renews Normal Course Issuer Bid
EnCana has received approval for renewal of the company’s Normal Course Issuer Bid from Toronto Stock Exchange (TSX). Under the renewed bid, EnCana may purchase for cancellation up to 85,603,640 of its common shares, representing 10 percent of the public float of approximately 856,036,400 common shares outstanding as at October 25, 2005. EnCana plans to fund its share purchases under the renewed bid with proceeds from planned asset divestitures and cash flow. In the past 12 months under its previous Normal Course Issuer Bid, EnCana purchased 84,208,100 common shares, representing approximately 9.1 percent of the company’s outstanding shares on October 22, 2004, at an average price of approximately US$32.05 per common share. Purchases under the renewed bid may commence on October 31, 2005 and may be made until October 30, 2006. Purchases will be made on the open market through the facilities of the TSX in accordance with its policies, and may also be made through the facilities of the New York Stock Exchange (NYSE) in accordance with its rules. Approval of the bid is not required from the NYSE. The price to be paid will be the market price at the time of acquisition. EnCana believes that the purchase of its common shares will help create value for the company’s shareholders.

7

Changes in Share Capital	First 9 months	Full Year
(millions of shares)	2005	2004	% Δ

Common shares outstanding, beginning of period	900.6	921.2	- 2.2

Shares issued under option plan	13.9	19.4

Shares purchased under Normal Course Issuer Bid	(60.7)	(40.0)

Common shares outstanding, end of period	853.8	900.6	- 5.2
2006 capital investment
EnCana’s 2006 budget is directed towards continuing to achieve strong production growth from the company’s portfolio of sustainable, long-term resource plays across North America. Capital investment is forecast to increase in 2006 due to service industry inflation and the high levels of field activity, both of which are fuelled by the strong commodity price environment EnCana benefits from. The company’s tempered growth rate of between 5 and 9 percent is a measured pace that’s designed to enhance capital efficiency as the company converts its proved reserves and Unbooked Resource Potential into sales growth and free cash flow for reinvestment in attractive shareholder returns.

EnCana capital investment forecast by type ($ billions)
	2005	2006

Upstream
Maintain production[1]	2.6	2.9 - 3.1
Achieve current year’s growth[1]	1.8	2.1 - 2.2
Oilsands	0.4	0.5 - 0.5
International	0.1	0.1 - 0.1
Other long-lead time growth	0.6	0.6 - 0.6

Sub-total	5.5	6.2 - 6.5
Midstream (Entrega Pipeline) and Corporate	0.4	0.4 - 0.5

Core Capital Investment	5.9	6.6 - 7.0

Acquisitions[2]	0.4	n/a
Divestitures[3]	(3.8 - 4.4)	n/a

Net acquisitions and divestitures	(3.4 - 4.0)	(0.5 - 1.5)
Discontinued Operations	0.2	n/a

Net Capital Investment (forecast)	2.7 - 2.1	6.1 - 5.5

[1]	Excludes oilsands

[2]	2005 represents miscellaneous acquisitions including the Maverick Basin of Texas

[3]	2005 includes sale of Canadian conventional oil, Gulf of Mexico assets and the pending sale of Ecuador assets
Financial strength
At September 30, 2005 the company’s net debt-to-capitalization ratio was 40:60. Completion of planned asset divestitures, including EnCana’s businesses in Ecuador, natural gas liquids processing and natural gas storage, is expected to generate sales proceeds in the range of $2.5 billion to $3.5 billion. EnCana’s net debt-to-EBITDA multiple, on a trailing 12-month basis, was 1.6 times. In the third quarter of 2005, EnCana invested $1.46 billion of core capital. Acquisitions and divestitures resulted in net investment of $166 million, resulting in net capital investment of $1.62 billion during the third quarter. Not surprisingly, with strong commodity prices, cash taxes as a percent of pre-tax cash flow are also expected to be higher in 2006 as outlined in EnCana’s corporate guidance.
Updated corporate guidance
EnCana has updated its 2005 corporate guidance and has posted new corporate guidance for 2006 on its website: www.encana.com.

8

CONFERENCE CALL TODAY
11 a.m. Mountain Time (1 p.m. Eastern Time)
EnCana Corporation will host a conference call today, Wednesday, October 26, 2005 starting at 11 a.m., Mountain Time (1 p.m. Eastern Time), to discuss EnCana’s third quarter 2005 financial and operating results.
To participate, please dial (913) 981-4911 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 3 p.m. MT on October 26 until midnight November 1, 2005 by dialing (888) 203-1112 or (719) 457-0820 and entering access code 4309245.
A live audio webcast of the conference call will also be available via EnCana’s website, www.encana.com, under Investor Relations. The webcast will be archived for approximately 90 days.
EnCana Corporation
With an enterprise value of approximately US$52 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have lower geological and commercial development risk, lower average decline rates and very long producing lives compared to conventional plays. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
NOTE 1: Non-GAAP measures
This news release contains references to cash flow, pre-tax cash flow, cash flow from continuing operations, operating earnings from continuing operations, total operating earnings and EBITDA. Total operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain on the sale of discontinued operations, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the reduction in income tax rates. Management believes these items reduce the comparability of the company’s underlying financial performance between periods. The majority of the unrealized gains/losses that relate to U.S. dollar debt issued in Canada are for debt with maturity dates in excess of five years. EBITDA is a non-GAAP measure that shows net earnings from continuing operations before gain on disposition, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation and depletion, depreciation and amortization. These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.
ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.

9

In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head. EnCana defines Unbooked Resource Potential as quantities of oil and gas on existing land holdings that are not yet classified as proved reserves, but which EnCana believes may be moved into the proved reserves category and produced in the future.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: future economic and operating performance; anticipated future cash flow; anticipated cash taxes in 2006; anticipated growth and success of resource plays and the expected characteristics of resource plays; the planned sale of interests in Ecuador, the midstream NGLs business unit and the natural gas storage business and the timing of such potential transactions; the expected proceeds from planned divestitures and the use of proceeds from divestitures for share purchases under the company’s Normal Course Issuer Bid program and debt repayment; projections with respect to the company’s Unbooked Resource Potential and projected future production growth; expected debt levels and debt to capitalization ratios; anticipated expiry of certain commodity hedge positions; the potential success of projects such as Entrega, Brazil, Maverick Basin and Cutbank Doig; anticipated production from the Sinclair Doig; estimates of original gas in place; the belief in the similarity of characteristics of the Cutbank Doig to the Sinclair Doig; anticipated effect of EnCana’s market risk mitigation strategy and EnCana’s ability to participate in commodity price upside; anticipated purchases pursuant to the Normal Course Issuer Bid; anticipated production in 2005 and beyond; anticipated drilling; the capacity of the company’s steam-assisted gravity drainage expansion project at Foster Creek and the timing thereof; anticipated expansion of the company’s oilsands resources; potential capital expenditures and investment and the impact of inflation; potential oil, natural gas and NGLs sales in 2005 and beyond; anticipated ability to meet production, operating cost, cash tax and sales guidance targets; anticipated costs and the ability to mitigate against drilling costs increases; anticipated commodity prices; projections relating to project returns from EnCana’s North American resource plays and potential risks associated with drilling and references to potential exploration. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

10

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION: Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh
Vice-President, Investor Relations
(403) 645-2194
Paul Gagne
Manager, Investor Relations
(403) 645-4737
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Alan Boras Manager, Media Relations (403) 645-4747

11

Third Quarter Report
For the period ending September 30, 2005
Interim Consolidated Financial Statements (unaudited)
For the period ended September 30, 2005
EnCana Corporation
U.S. DOLLARS

Third Quarter Report
For the period ending September 30, 2005
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions, except per share amounts)		2005	2004	2005	2004

REVENUES, NET OF ROYALTIES	(Note 2)
Upstream		$2,680	$1,861	$7,013	$5,253
Midstream & Market Optimization		1,348	889	3,914	3,206
Corporate — Unrealized (loss) on risk management		(939)	(430)	(1,596)	(859)
— Other		—	—	—	2

		3,089	2,320	9,331	7,602

EXPENSES	(Note 2)
Production and mineral taxes		107	79	291	216
Transportation and selling		139	118	406	390
Operating		432	340	1,177	960
Purchased product		1,244	800	3,540	2,909
Depreciation, depletion and amortization		677	605	2,038	1,761
Administrative		78	43	205	136
Interest, net		218	106	419	284
Accretion of asset retirement obligation	(Note 8)	9	7	27	16
Foreign exchange (gain)	(Note 5)	(213)	(290)	(63)	(213)
Stock-based compensation		4	5	12	14
(Gain) on divestitures	(Note 4)	—	—	—	(35)

		2,695	1,813	8,052	6,438

NET EARNINGS BEFORE INCOME TAX		394	507	1,279	1,164
Income tax expense	(Note 6)	128	75	352	141

NET EARNINGS FROM CONTINUING OPERATIONS		266	432	927	1,023
NET EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS	(Note 3)	—	(39)	133	(90)

NET EARNINGS		$266	$393	$1,060	$933

NET EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE	(Note 11)
Basic		$0.31	$0.47	$1.06	$1.11
Diluted		$0.30	$0.46	$1.04	$1.10

NET EARNINGS PER COMMON SHARE	(Note 11)
Basic		$0.31	$0.43	$1.21	$1.01
Diluted		$0.30	$0.42	$1.19	$1.00

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Nine Months Ended
		September 30,
($ millions)		2005	2004

RETAINED EARNINGS, BEGINNING OF YEAR		$7,935	$5,276
Net Earnings		1,060	933
Dividends on Common Shares		(174)	(137)
Charges for Normal Course Issuer Bid	(Note 9)	(1,495)	(126)
Charges for Shares Repurchased and Held	(Note 9)	(147)	—

RETAINED EARNINGS, END OF PERIOD		$7,179	$5,946

See accompanying Notes to Consolidated Financial Statements.

13
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third Quarter Report
For the period ending September 30, 2005
CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		September 30,	December 31,
($ millions)		2005	2004

ASSETS
Current Assets
Cash and cash equivalents		$146	$602
Accounts receivable and accrued revenues		2,843	1,898
Risk management	(Note 12)	432	336
Inventories		680	513
Assets of discontinued operations	(Note 3)	309	156

		4,410	3,505
Property, Plant and Equipment, net	(Note 2)	23,891	23,140
Investments and Other Assets		461	334
Risk Management	(Note 12)	316	87
Assets of Discontinued Operations	(Note 3)	1,674	1,623
Goodwill		2,599	2,524

	(Note 2)	$33,351	$31,213

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$2,460	$1,879
Income tax payable		475	359
Risk management	(Note 12)	1,948	241
Liabilities of discontinued operations	(Note 3)	331	280
Current portion of long-term debt	(Note 7)	219	188

		5,433	2,947
Long-Term Debt	(Note 7)	8,225	7,742
Other Liabilities		116	118
Risk Management	(Note 12)	308	192
Asset Retirement Obligation	(Note 8)	674	611
Liabilities of Discontinued Operations	(Note 3)	177	102
Future Income Taxes		4,615	5,193

		19,548	16,905

Shareholders’ Equity
Share capital	(Note 9)	5,107	5,299
Share options, net		—	10
Paid in surplus		110	28
Retained earnings		7,179	7,935
Foreign currency translation adjustment		1,407	1,036

		13,803	14,308

		$33,351	$31,213

See accompanying Notes to Consolidated Financial Statements.

14
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third Quarter Report
For the period ending September 30, 2005
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions)		2005	2004	2005	2004

OPERATING ACTIVITIES
Net earnings from continuing operations		$266	$432	$927	$1,023
Depreciation, depletion and amortization		677	605	2,038	1,761
Future income taxes	(Note 6)	(41)	(28)	(716)	(370)
Cash tax on sale of assets	(Note 4)	—	—	591	—
Unrealized loss on risk management	(Note 12)	938	426	1,593	852
Unrealized foreign exchange (gain)		(202)	(193)	(79)	(122)
Accretion of asset retirement obligation	(Note 8)	9	7	27	16
(Gain) on divestitures	(Note 4)	—	—	—	(35)
Other		176	10	262	51

Cash flow from continuing operations		1,823	1,259	4,643	3,176
Cash flow from discontinued operations		108	104	273	313

Cash flow		1,931	1,363	4,916	3,489
Net change in other assets and liabilities		(160)	(25)	(174)	(71)
Net change in non-cash working capital from continuing operations		(543)	(387)	(659)	(402)
Net change in non-cash working capital from discontinued operations		(18)	117	(75)	287

		1,210	1,068	4,008	3,303

INVESTING ACTIVITIES
Business combination with Tom Brown, Inc.		—	—	—	(2,335)
Capital expenditures	(Note 2)	(1,635)	(1,002)	(4,606)	(3,308)
Proceeds on disposal of assets	(Note 4)	34	940	2,493	1,359
Cash tax on sale of assets	(Note 4)	—	—	(591)	—
Equity investments		—	8	—	52
Net change in investments and other		35	(8)	27	(25)
Net change in non-cash working capital from continuing operations		(355)	14	93	(98)
Discontinued operations		(90)	(221)	(197)	(599)

		(2,011)	(269)	(2,781)	(4,954)

FINANCING ACTIVITIES
Net issuance (repayment) of revolving long-term debt		1,691	(662)	976	(215)
Issuance of long-term debt		428	1,000	428	3,761
Repayment of long-term debt		(958)	(1,205)	(959)	(1,754)
Issuance of common shares	(Note 9)	86	30	270	184
Purchase of common shares	(Note 9)	(452)	—	(2,114)	(230)
Dividends on common shares		(64)	(45)	(174)	(137)
Other		(105)	(6)	(108)	(11)

		626	(888)	(1,681)	1,598

DEDUCT: FOREIGN EXCHANGE GAIN ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		4	—	2	—

DECREASE IN CASH AND CASH EQUIVALENTS		(179)	(89)	(456)	(53)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		325	149	602	113

CASH AND CASH EQUIVALENTS, END OF PERIOD		$146	$60	$146	$60

See accompanying Notes to Consolidated Financial Statements.

15
EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third Quarter Report
For the period ending September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. BASIS OF PRESENTATION
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration for, and production and marketing of, natural gas, crude oil and natural gas liquids, as well as natural gas storage, natural gas liquids processing and power generation operations.
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2004.
2. SEGMENTED INFORMATION
The Company has defined its continuing operations into the following segments:
•	Upstream includes the Company’s exploration for, and development and production of, natural gas, crude oil and natural gas liquids and other related activities. The majority of the Company’s Upstream operations are located in Canada and the United States. Frontier and international new venture exploration is mainly focused on opportunities in Africa, South America, the Middle East and Greenland.

•	Midstream & Market Optimization is conducted by the Midstream & Marketing division. Midstream includes natural gas storage, natural gas liquids processing and power generation. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Upstream segment. Correspondingly, the Marketing groups also undertake market optimization activities which comprise third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Midstream & Market Optimization segment.

•	Corporate includes unrealized gains or losses recorded on derivative instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.
Midstream & Market Optimization purchases substantially all of the Company’s North American Upstream production. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
Operations that have been discontinued are disclosed in Note 3.

16
EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third Quarter Report
For the period ending September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended September 30)

			Midstream & Market
	Upstream		Optimization
	2005	2004	2005	2004

Revenues, Net of Royalties	$2,680	$1,861	$1,348	$889
Expenses
Production and mineral taxes	107	79	—	—
Transportation and selling	133	114	6	4
Operating	348	262	85	77
Purchased product	—	—	1,244	800
Depreciation, depletion and amortization	649	583	9	8

Segment Income	$1,443	$823	$4	$—

	Corporate *		Consolidated
	2005	2004	2005	2004

Revenues, Net of Royalties	$(939)	$(430)	$3,089	$2,320
Expenses
Production and mineral taxes	—	—	107	79
Transportation and selling	—	—	139	118
Operating	(1)	1	432	340
Purchased product	—	—	1,244	800
Depreciation, depletion and amortization	19	14	677	605

Segment Income (Loss)	$(957)	$(445)	490	378

Administrative			78	43
Interest, net			218	106
Accretion of asset retirement obligation			9	7
Foreign exchange gain			(213)	(290)
Stock-based compensation			4	5
Gain on divestitures			—	—

			96	(129)

Net Earnings Before Income Tax			394	507
Income tax expense			128	75

Net Earnings From Continuing Operations			$266	$432

* For the three months ended September 30, the unrealized gain (loss) on risk management is recorded in the Consolidated Statement of Earnings as follows (see also Note 12):

	2005	2004

Revenues, Net of Royalties — Corporate	$(939)	$(429)
Operating Expenses and Other — Corporate	(1)	1

Total Unrealized Loss on Risk Management — Continuing Operations	$(938)	$(430)

17
EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third Quarter Report
For the period ending September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended September 30)

Upstream	Canada		United States
	2005	2004	2005	2004

Revenues, Net of Royalties	$1,807	$1,283	$797	$512
Expenses
Production and mineral taxes	24	23	83	56
Transportation and selling	84	91	49	23
Operating	207	170	56	32
Depreciation, depletion and amortization	485	445	157	131

Segment Income	$1,007	$554	$452	$270

	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$76	$66	$2,680	$1,861
Expenses
Production and mineral taxes	—	—	107	79
Transportation and selling	—	—	133	114
Operating	85	60	348	262
Depreciation, depletion and amortization	7	7	649	583

Segment Income (Loss)	$(16)	$(1)	$1,443	$823

					Total Midstream
Midstream & Market Optimization	Midstream		Market Optimization		& Market Optimization
	2005	2004	2005	2004	2005	2004

Revenues	$195	$158	$1,153	$731	$1,348	$889
Expenses
Transportation and selling	—	—	6	4	6	4
Operating	67	65	18	12	85	77
Purchased product	115	88	1,129	712	1,244	800
Depreciation, depletion and amortization	8	8	1	—	9	8

Segment Income (Loss)	$5	$(3)	$(1)	$3	$4	$—

18
EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third Quarter Report
For the period ending September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Upstream Geographic and Product Information (Continuing Operations) (For the three months ended September 30)

Produced Gas	Produced Gas
	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$1,317	$970	$726	$462	$2,043	$1,432
Expenses
Production and mineral taxes	19	18	77	51	96	69
Transportation and selling	70	72	49	23	119	95
Operating	134	99	56	32	190	131

Operating Cash Flow	$1,094	$781	$544	$356	$1,638	$1,137

Oil & NGLs	Oil & NGLs
	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$490	$313	$71	$50	$561	$363
Expenses
Production and mineral taxes	5	5	6	5	11	10
Transportation and selling	14	19	—	—	14	19
Operating	73	71	—	—	73	71

Operating Cash Flow	$398	$218	$65	$45	$463	$263

Other & Total Upstream	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$76	$66	$2,680	$1,861
Expenses
Production and mineral taxes	—	—	107	79
Transportation and selling	—	—	133	114
Operating	85	60	348	262

Operating Cash Flow	$(9)	$6	$2,092	$1,406

19
EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third Quarter Report
For the period ending September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the nine months ended September 30)

			Midstream & Market
	Upstream		Optimization
	2005	2004	2005	2004

Revenues, Net of Royalties	$7,013	$5,253	$3,914	$3,206
Expenses
Production and mineral taxes	291	216	—	—
Transportation and selling	390	370	16	20
Operating	936	740	244	224
Purchased product	—	—	3,540	2,909
Depreciation, depletion and amortization	1,957	1,657	27	60

Segment Income (Loss)	$3,439	$2,270	$87	$(7)

	Corporate *		Consolidated
	2005	2004	2005	2004

Revenues, Net of Royalties	$(1,596)	$(857)	$9,331	$7,602
Expenses
Production and mineral taxes	—	—	291	216
Transportation and selling	—	—	406	390
Operating	(3)	(4)	1,177	960
Purchased product	—	—	3,540	2,909
Depreciation, depletion and amortization	54	44	2,038	1,761

Segment Income (Loss)	$(1,647)	$(897)	1,879	1,366

Administrative			205	136
Interest, net			419	284
Accretion of asset retirement obligation			27	16
Foreign exchange gain			(63)	(213)
Stock-based compensation			12	14
Gain on divestitures			—	(35)

			600	202

Net Earnings Before Income Tax			1,279	1,164
Income tax expense			352	141

Net Earnings From Continuing Operations			$927	$1,023

* For the nine months ended September 30, the unrealized loss on risk management is recorded in the Consolidated Statement of Earnings as follows (see also Note 12):

	2005	2004

Revenues, Net of Royalties — Corporate	$(1,596)	$(859)
Operating Expenses and Other — Corporate	(3)	(4)

Total Unrealized Loss on Risk Management — Continuing Operations	$(1,593)	$(855)

20
EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third Quarter Report
For the period ending September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the nine months ended September 30)

Upstream	Canada		United States
	2005	2004	2005	2004

Revenues, Net of Royalties	$4,747	$3,770	$2,071	$1,313
Expenses
Production and mineral taxes	75	61	216	155
Transportation and selling	256	277	134	93
Operating	599	505	148	80
Depreciation, depletion and amortization	1,416	1,296	516	330

Segment Income	$2,401	$1,631	$1,057	$655

	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$195	$170	$7,013	$5,253
Expenses
Production and mineral taxes	—	—	291	216
Transportation and selling	—	—	390	370
Operating	189	155	936	740
Depreciation, depletion and amortization	25	31	1,957	1,657

Segment Income (Loss)	$(19)	$(16)	$3,439	$2,270

					Total Midstream
Midstream & Market Optimization	Midstream		Market Optimization		& Market Optimization
	2005	2004	2005	2004	2005	2004

Revenues	$930	$881	$2,984	$2,325	$3,914	$3,206
Expenses
Transportation and selling	—	—	16	20	16	20
Operating	204	192	40	32	244	224
Purchased product	630	655	2,910	2,254	3,540	2,909
Depreciation, depletion and amortization	26	58	1	2	27	60

Segment Income (Loss)	$70	$(24)	$17	$17	$87	$(7)

21
EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third Quarter Report
For the period ending September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Upstream Geographic and Product Information (Continuing Operations) (For the nine months ended September 30)

Produced Gas	Produced Gas
	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$3,634	$2,887	$1,891	$1,198	$5,525	$4,085
Expenses
Production and mineral taxes	56	46	198	142	254	188
Transportation and selling	211	222	134	93	345	315
Operating	377	297	148	80	525	377

Operating Cash Flow	$2,990	$2,322	$1,411	$883	$4,401	$3,205

Oil & NGLs	Oil & NGLs
	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$1,113	$883	$180	$115	$1,293	$998
Expenses
Production and mineral taxes	19	15	18	13	37	28
Transportation and selling	45	55	—	—	45	55
Operating	222	208	—	—	222	208

Operating Cash Flow	$827	$605	$162	$102	$989	$707

Other & Total Upstream	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$195	$170	$7,013	$5,253
Expenses
Production and mineral taxes	—	—	291	216
Transportation and selling	—	—	390	370
Operating	189	155	936	740

Operating Cash Flow	$6	$15	$5,396	$3,927

22
EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third Quarter Report
For the period ending September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Capital Expenditures (Continuing Operations)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Upstream
Canada	$912	$634	$2,806	$2,337
United States	647	328	1,540	854
Other Countries	10	15	39	49

	1,569	977	4,385	3,240
Midstream & Market Optimization	32	15	172	40
Corporate	34	10	49	28

Total	$1,635	$1,002	$4,606	$3,308

Property, Plant and Equipment and Total Assets

		Property, Plant and Equipment		Total Assets
		As at		As at
		September 30,	December 31,	September 30,	December 31,
		2005	2004	2005	2004

Upstream		$22,670	$22,097	$27,640	$26,118
Midstream & Market Optimization		971	804	2,449	1,904
Corporate		250	239	1,279	1,412
Assets of Discontinued Operations	(Note 3)			1,983	1,779

Total		$23,891	$23,140	$33,351	$31,213

23
EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third Quarter Report
For the period ending September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. DISCONTINUED OPERATIONS
Ecuador
At December 31, 2004, EnCana decided to divest of its Ecuador operations and such operations have been accounted for as discontinued operations. EnCana’s Ecuador operations include the 100 percent working interest in the Tarapoa Block, majority operating interest in Blocks 14, 17 and Shiripuno, the non-operated economic interest in Block 15 and the 36.3 percent indirect equity investment in Oleoducto de Crudos Pesados (OCP) Ltd. (“OCP”), which is the owner of a crude oil pipeline in Ecuador that ships crude oil from the producing areas of Ecuador to an export marine terminal. The Company is a shipper on the OCP Pipeline and pays commercial rates for tariffs. The majority of the Company’s crude oil produced in Ecuador is sold to a single marketing company. Payments are secured by letters of credit from a major financial institution which has a high quality investment grade credit rating.
In accordance with Canadian generally accepted accounting principles, depletion, depreciation and amortization expense has not been recorded in the Consolidated Statement of Earnings for discontinued operations.
On September 13, 2005, EnCana announced it had reached an agreement to sell all its interest in its Ecuador properties for $1.42 billion, which is approximately equivalent to the asset’s net book value at July 1, 2005, the referenced effective date of the transaction. Net earnings for the third quarter were $123 million. However, at September 30, 2005, a provision of $123 million has been recorded against the net book value to recognize management’s best estimate of the difference between the selling price and the September 30, 2005 underlying accounting value of the related investments at the sales date, as required under Canadian generally accepted accounting principles.
United Kingdom
On December 1, 2004, the Company completed the sale of its 100 percent interest in EnCana (U.K.) Limited for net cash consideration of approximately $2.1 billion. EnCana’s U.K. operations included crude oil and natural gas interests in the U.K. central North Sea including the Buzzard, Scott and Telford oil fields, as well as other satellite discoveries and exploration licenses. A gain on sale of approximately $1.4 billion was recorded. Accordingly, these operations have been accounted for as discontinued operations.
Consolidated Statement of Earnings
The following table presents the effect of the discontinued operations in the Consolidated Statement of Earnings:

	For the three months ended September 30,
	Ecuador		United Kingdom		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$291	$108	$—	$30	$291	$138

Expenses
Production and mineral taxes	49	18	—	—	49	18
Transportation and selling	15	16	—	10	15	26
Operating	38	30	—	12	38	42
Depreciation, depletion and amortization	123	63	—	26	123	89
Interest, net	—	—	—	(3)	—	(3)
Accretion of asset retirement obligation	—	—	—	1	—	1
Foreign exchange loss (gain)	(1)	1	—	1	(1)	2

	224	128	—	47	224	175

Net Earnings (Loss) Before Income Tax	67	(20)	—	(17)	67	(37)

Income tax expense (recovery)	67	9	—	(7)	67	2

Net Loss From Discontinued Operations	$—	$(29)	$—	$(10)	$—	$(39)

	For the nine months ended September 30,
	Ecuador		United Kingdom		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties *	$723	$298	$—	$126	$723	$424

Expenses
Production and mineral taxes	101	42	—	—	101	42
Transportation and selling	46	49	—	29	46	78
Operating	100	89	—	32	100	121
Depreciation, depletion and amortization	123	197	—	93	123	290
Interest, net	—	(1)	—	(5)	—	(6)
Accretion of asset retirement obligation	1	1	—	3	1	4
Foreign exchange loss (gain)	—	1	(3)	3	(3)	4

	371	378	(3)	155	368	533

Net Earnings (Loss) Before Income Tax	352	(80)	3	(29)	355	(109)
Income tax expense (recovery)	221	(7)	1	(12)	222	(19)

Net Earnings (Loss) From Discontinued Operations	$131	$(73)	$2	$(17)	$133	$(90)

* Revenues, net of royalties in Ecuador include $105 million of realized losses (2004 — $171 million) and $50 million of unrealized gains (2004 — $134 million of losses) related to derivative financial instruments.

24
EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third Quarter Report
For the period ending September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. DISCONTINUED OPERATIONS (continued)
Consolidated Balance Sheet
The impact of the discontinued operations in the Consolidated Balance Sheet is as follows:

	As at
	September 30, 2005			December 31, 2004
		United			United
	Ecuador	Kingdom	Total	Ecuador	Kingdom	Syncrude	Total

Assets
Cash and cash equivalents	$123	$5	$128	$2	$12	$—	$14
Accounts receivable and accrued revenues	159	—	159	111	13	—	124
Risk management	—	—	—	3	—	—	3
Inventories	22	—	22	15	—	—	15

	304	5	309	131	25	—	156
Property, plant and equipment, net	1,317	—	1,317	1,295	—	—	1,295
Investments and other assets	357	—	357	328	—	—	328

	$1,978	$5	$1,983	$1,754	$25	$—	$1,779

Liabilities
Accounts payable and accrued liabilities	$124	$29	$153	$61	$32	$3	$96
Income tax payable	153	3	156	101	—	—	101
Risk management	22	—	22	72	—	—	72

	299	32	331	234	32	3	269
Asset retirement obligation	23	—	23	22	—	—	22
Future income taxes	153	1	154	80	11	—	91

	475	33	508	336	43	3	382

Net Assets of Discontinued Operations	$1,503	$(28)	$1,475	$1,418	$(18)	$(3)	$1,397

Contingencies
In Ecuador, a subsidiary of EnCana has a 40 percent non-operated economic interest in relation to Block 15 pursuant to a contract with a subsidiary of Occidental Petroleum Corporation. In its 2004 filings with Securities regulatory authorities, Occidental Petroleum Corporation indicated that its subsidiary had received formal notification from Petroecuador, the state oil company of Ecuador, initiating proceedings to determine if the subsidiary had violated the Hydrocarbons Law and its Participation Contract for Block 15 with Petroecuador and whether such violations constitute grounds for terminating the Participation Contract.
In its filings, Occidental Petroleum Corporation indicated that it believes it has complied with all material obligations under the Participation Contract and that any termination of the Participation Contract by Ecuador based upon these stated allegations would be unfounded and would constitute an unlawful expropriation under international treaties.
In addition to the above, the Company continues to proceed with its arbitration related to value-added tax (“VAT”) owed to the Company and has been in discussions related to certain income tax matters related to interest deductibility and other matters in Ecuador.
4. DIVESTITURES
Total proceeds received on sale of assets and investments was $2,493 million (2004 — $1,359 million) as described below:
Upstream
In 2005, the Company has completed the disposition of mature conventional oil and natural gas assets for proceeds of $440 million (2004 — $1,358 million).
In May, the Company completed the sale of its Gulf of Mexico assets for approximately $2.1 billion resulting in net proceeds of approximately $1.5 billion after deducting $591 million in tax plus other adjustments. In accordance with full cost accounting for oil and gas activities, proceeds were credited to property, plant and equipment.
Other
In March 2004, the Company sold its equity investment in a well servicing company for approximately $44 million, recording a pre-tax gain of $34 million.

25
EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third Quarter Report
For the period ending September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. FOREIGN EXCHANGE (GAIN)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Unrealized Foreign Exchange Gains on Translation of U.S. Dollar Debt Issued in Canada	$(205)	$(193)	$(140)	$(122)
Other Foreign Exchange (Gain) Loss	(8)	(97)	77	(91)

	$(213)	$(290)	$(63)	$(213)

6. INCOME TAXES
The provision for income taxes is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Current
Canada	$20	$103	$330	$505
United States	153	3	744	18
Other	(4)	(3)	(6)	(12)

Total Current Tax	169	103	1,068	511

Future	(41)	(28)	(716)	(261)
Future Tax Rate Reductions	—	—	—	(109)

Total Future Tax	(41)	(28)	(716)	(370)

	$128	$75	$352	$141

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Net Earnings Before Income Tax	$394	$507	$1,279	$1,164
Canadian Statutory Rate	37.9%	39.1%	37.9%	39.1%

Expected Income Tax	150	198	485	455

Effect on Taxes Resulting from:
Non-deductible Canadian crown payments	53	51	139	154
Canadian resource allowance	(51)	(63)	(141)	(186)
Canadian resource allowance on unrealized risk management losses	13	8	26	27
Statutory and other rate differences	(25)	(17)	(109)	(47)
Effect of tax rate changes	—	—	—	(109)
Non-taxable capital gains	(43)	(55)	(27)	(41)
Previously unrecognized capital losses (gains)	—	(5)	—	10
Tax basis retained on dispositions	—	(59)	(68)	(162)
Large corporations tax	20	6	24	13
Other	11	11	23	27

	$128	$75	$352	$141

Effective Tax Rate	32.5%	14.8%	27.5%	12.1%

26
EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third Quarter Report
For the period ending September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
7. LONG-TERM DEBT

	As at	As at
	September 30,	December 31,
	2005	2004

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$2,166	$1,515
Unsecured notes	797	1,309

	2,963	2,824

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	776	399
Unsecured notes and debentures	4,640	4,641

	5,416	5,040

Increase in Value of Debt Acquired*	65	66
Current Portion of Long-Term Debt	(219)	(188)

	$8,225	$7,742

* Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 22 years.
During the third quarter, EnCana redeemed a number of unsecured notes with a total principal of C$1,150 million. On September 21, 2005, EnCana completed a public offering of unsecured notes in the aggregate principal amount of C$500 million which bear interest at 3.60% and mature on September 15, 2008.
8. ASSET RETIREMENT OBLIGATION
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	As at	As at
	September 30,	December 31,
	2005	2004

Asset Retirement Obligation, Beginning of Year	$611	$383
Liabilities Incurred	60	98
Liabilities Settled	(29)	(16)
Liabilities Disposed	(23)	(35)
Change in Estimated Future Cash Flows	4	124
Accretion Expense	27	22
Other	24	35

Asset Retirement Obligation, End of Period	$674	$611

27
EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third Quarter Report
For the period ending September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
9. SHARE CAPITAL

	September 30, 2005		December 31, 2004
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	900.6	$5,299	921.2	$5,305
Shares Issued under Option Plans	13.9	270	19.4	281
Shares Repurchased	(60.7)	(462)	(40.0)	(287)

Common Shares Outstanding, End of Period	853.8	$5,107	900.6	$5,299

Information related to common shares and stock options has been restated to reflect the effect of the common share split approved in April 2005.
Normal Course Issuer Bid
To September 30, 2005, the Company purchased 60,757,198 Common Shares for total consideration of approximately $2,114 million. Of the amount paid, $462 million was charged to Share capital, $10 million was charged to Paid in surplus and $1,642 million was charged to Retained earnings. Included in the above are 5.5 million Common Shares which have been purchased by a wholly owned Trust and are held for issuance upon vesting of units under EnCana’s Performance Share Unit plan (see Note 10).
On October 26, 2004, the Company received regulatory approval for a new Normal Course Issuer Bid commencing October 29, 2004. Under this bid, the Company may purchase for cancellation up to 46,229,000 of its Common Shares, representing five percent of the approximately 924.6 million Common Shares outstanding as of the filing of the bid on October 22, 2004. On February 4, 2005, the Company received regulatory approval for an amendment to the Normal Course Issuer Bid which increases the number of shares available for purchase from five percent of the issued and outstanding Common Shares to ten percent of the public float of Common Shares (a total of approximately 92.2 million Common Shares). The current Normal Course Issuer Bid expires on October 28, 2005.
Stock Options
The Company has stock-based compensation plans that allow employees and directors to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the grant date. Options granted under predecessor and/or related company replacement plans expire up to ten years from the date the options were granted.
The following tables summarize the information about options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSAR’s”) attached to them at September 30, 2005. Information related to TSAR’s is included in Note 10.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	36.2	23.15
Exercised	(13.9)	22.90
Forfeited	(0.4)	21.22

Outstanding, End of Period	21.9	23.34

Exercisable, End of Period	17.6	23.19

	Outstanding Options			Exercisable Options
		Weighted
		Average
	Number of	Remaining	Weighted	Number of	Weighted
	Options	Contractual	Average	Options	Average
	Outstanding	Life	Exercise	Outstanding	Exercise
Range of Exercise Price	(millions)	(years)	Price (C$)	(millions)	Price (C$)

10.00 to 22.99	1.9	2.4	15.87	1.7	15.24
23.00 to 23.50	1.5	0.9	23.17	1.4	23.16
23.51 to 23.99	7.1	2.5	23.89	3.7	23.89
24.00 to 24.49	10.8	1.5	24.18	10.6	24.18
24.51 to 25.99	0.6	2.8	25.25	0.2	25.31

	21.9	1.9	23.34	17.6	23.19

28
EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third Quarter Report
For the period ending September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
9. SHARE CAPITAL (continued)
EnCana has recorded stock-based compensation expense in the Consolidated Statement of Earnings for stock options granted to employees and directors in 2003 using the fair-value method. Stock options granted in 2004 and 2005 have an associated Tandem Share Appreciation Right attached. Compensation expense has not been recorded in the Consolidated Statement of Earnings related to stock options granted prior to 2003. If the Company had applied the fair-value method to options granted prior to 2003, pro forma Net Earnings and Net Earnings per Common Share for the three months ended September 30, 2005 would be unchanged (three months ended 2004 — $384 million; $0.42 per common share — basic; $0.41 per common share — diluted). Pro forma Net Earnings and Net Earnings per Common Share for the nine months ended September 30, 2005 would be unchanged (2004 - $906 million; $0.98 per common share — basic; $0.97 per common share diluted).
10. COMPENSATION PLANS
The tables below outline certain information related to EnCana’s compensation plans at September 30, 2005. Additional information is contained in Note 16 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2004.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Current Service Cost	$1	$1	$5	$4
Interest Cost	4	3	11	9
Expected Return on Plan Assets	(3)	(2)	(10)	(8)
Amortization of Net Actuarial Loss	1	1	3	3
Amortization of Transitional Obligation	(1)	—	(2)	(1)
Amortization of Past Service Cost	—	—	1	1
Expense for Defined Contribution Plan	6	3	16	10

Net Benefit Plan Expense	$8	$6	$24	$18

EnCana previously disclosed in its annual audited Consolidated Financial Statements for the year ended December 31, 2004 that it expected to contribute $6 million to its defined benefit pension plans in 2005. The Company now anticipates that it will contribute $8 million to the defined benefit pension plans in 2005. At September 30, 2005, contributions of $8 million have been made.
B) Share Appreciation Rights (“SAR’s”)
The following table summarizes the information about SAR’s at September 30, 2005:

		Weighted
		Average
	Outstanding	Exercise
	SAR’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	930,510	18.31
Exercised	(662,847)	16.35
Forfeited	(1,530)	23.14

Outstanding, End of Period	266,133	23.15

Exercisable, End of Period	266,133	23.15

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	771,860	14.40
Exercised	(419,589)	14.45

Outstanding, End of Period	352,271	14.34

Exercisable, End of Period	352,271	14.34

To September 30, EnCana recorded compensation costs of $19 million related to the outstanding SAR’s (2004 — $4 million).

29
EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third Quarter Report
For the period ending September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
10. COMPENSATION PLANS (continued)
C) Tandem Share Appreciation Rights (“TSAR’s”)
The following table summarizes the information about Tandem SAR’s at September 30, 2005:

		Weighted
		Average
	Outstanding	Exercise
	TSAR’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	1,735,000	27.77
Granted	7,234,012	39.33
Exercised — SARs	(136,285)	27.24
Exercised — Options	(90,275)	27.26
Forfeited	(379,230)	33.95

Outstanding, End of Period	8,363,222	37.50

Exercisable, End of Period	203,830	27.40

To September 30, EnCana recorded compensation costs of $86 million related to the outstanding TSAR’s (2004 — $1 million).
D) Deferred Share Units (“DSU’s”)
The following table summarizes the information about DSU’s at September 30, 2005:

		Weighted
		Average
	Outstanding	Exercise
	DSU’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	750,612	24.81
Granted, Directors	78,827	43.54
Units, in Lieu of Dividends	3,806	52.26

Outstanding, End of Period	833,245	26.70

Exercisable, End of Period	833,245	26.70

To September 30, EnCana recorded compensation costs of $26 million related to the outstanding DSU’s (2004 — $6 million).
E) Performance Share Units (“PSU’s”)
The following table summarizes the information about PSU’s at September 30, 2005:

		Weighted
		Average
	Outstanding	Grant
	PSU’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	3,294,206	26.71
Granted	1,726,292	38.16
Forfeited	(270,008)	30.63

Outstanding, End of Period	4,750,490	30.64

Exercisable, End of Period	—	—

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	449,230	20.56
Granted	388,928	30.94
Forfeited	(56,602)	27.82

Outstanding, End of Period	781,556	25.20

Exercisable, End of Period	—	—

To September 30, EnCana recorded compensation costs of $57 million related to the outstanding PSU’s (2004 — $17 million).
At September 30, 2005, EnCana has approximately 5.5 million Common Shares held in trust for issuance upon vesting of the PSU’s.

30
EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third Quarter Report
For the period ending September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. PER SHARE AMOUNTS
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended				Nine Months Ended
	March 31,	June 30,	September 30,		September 30,
(millions)	2005	2005	2005	2004	2005	2004

Weighted Average Common Shares Outstanding — Basic	891.8	872.0	855.1	923.4	872.9	922.0
Effect of Dilutive Securities	17.2	19.9	20.7	9.0	21.3	12.2

Weighted Average Common Shares Outstanding — Diluted	909.0	891.9	875.8	932.4	894.2	934.2

The amounts above have been restated to reflect the effect of the common share split approved in April 2005.
12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
As a means of managing commodity price volatility, EnCana entered into various financial instrument agreements and physical contracts. The following information presents all positions for financial instruments.
Realized and Unrealized (Loss) Gain on Risk Management Activities
The following tables summarize the gains and losses on risk management activities:

	Realized
	Q1	Q2	Q3	YTD

Revenues, Net of Royalties	$(20)	$(114)	$(201)	$(335)
Operating Expenses and Other	5	5	7	17

Total Loss on Risk Management — Continuing Operations	(15)	(109)	(194)	(318)
Loss on Risk Management — Discontinued Operations	(23)	(32)	(50)	(105)

	$(38)	$(141)	$(244)	$(423)

	Unrealized
	Q1	Q2	Q3	YTD

Revenues, Net of Royalties	$(972)	$315	$(939)	$(1,596)
Operating Expenses and Other	3	(1)	1	3

Total (Loss) Gain on Risk Management — Continuing Operations	(969)	314	(938)	(1,593)
(Loss) Gain on Risk Management — Discontinued Operations	(20)	31	39	50

	$(989)	$345	$(899)	$(1,543)

Amounts Recognized on Transition
As discussed in Note 2 to the annual audited Consolidated Financial Statements for the year ended December 31, 2004, on January 1, 2004, the fair value of all outstanding financial instruments that were not considered accounting hedges was recorded in the Consolidated Balance Sheet with an offsetting net deferred loss amount (the “transition amount”). The transition amount is recognized into net earnings over the life of the related contracts. Changes in fair value after that time are recorded in the Consolidated Balance Sheet with an associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third party market indications and forecasts.
At September 30, 2005, a net unrealized gain remains to be recognized over the next four years as follows:

Unrealized
Gain

2005
Three months ended December 31, 2005	$10

Total remaining to be recognized in 2005	$10

2006	$24
2007	15
2008	1

Total to be recognized in 2006 through to 2008	$40

Total to be recognized	$50

Total to be recognized — Continuing Operations	$50
Total to be recognized — Discontinued Operations	—

$50

31
EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third Quarter Report
For the period ending September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Fair Value of Outstanding Risk Management Positions
The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2005 to September 30, 2005:

			Total
	Transition	Fair Market	Unrealized
	Amounts	Value	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$(72)	$(189)
Change in Fair Value of Contracts in Place at Beginning of Year	—	(1,112)	$(1,112)
Fair Value of Contracts in Place at Transition Realized in 2005	22	(22)	—
Fair Value of Contracts Entered into Since Beginning of Year	—	(431)	(431)

Fair Value of Contracts Outstanding	$(50)	$(1,754)	$(1,543)

Unamortized Premiums Paid on Collars and Options		224

Fair Value of Contracts Outstanding and Premiums Paid, End of Period		$(1,530)

Amounts Allocated to Continuing Operations	$(50)	$(1,508)	$(1,593)
Amounts Allocated to Discontinued Operations	—	(22)	50

	$(50)	$(1,530)	$(1,543)

At September 30, 2005, the net deferred amounts recognized on transition and the risk management amounts are recorded in the Consolidated Balance Sheet as follows:

As at
September 30, 2005

Remaining Deferred Amounts Recognized on Transition
Accounts receivable and accrued revenues	$1
Investments and other assets	1

Accounts payable and accrued liabilities	29
Other liabilities	23

Net Deferred Gain — Continuing Operations	50
Net Deferred Loss — Discontinued Operations	—

$50

Risk Management
Current asset	$432
Long-term asset	316

Current liability	1,948
Long-term liability	308

Net Risk Management Liability — Continuing Operations	(1,508)
Net Risk Management Liability — Discontinued Operations	(22)

$(1,530)

A summary of all unrealized estimated fair value financial positions is as follows:

As at
September 30, 2005

Commodity Price Risk
Natural gas	$(1,412)
Crude oil	(117)
Power	4
Interest Rate Risk	17

Total Fair Value Positions — Continuing Operations	(1,508)
Total Fair Value Positions — Discontinued Operations	(22)

$(1,530)

Information with respect to power and interest rate risk contracts in place at December 31, 2004 is disclosed in Note 17 to the Company’s annual audited Consolidated Financial Statements. No significant new contracts have been entered into as at September 30, 2005.

32
EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third Quarter Report
For the period ending September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Natural Gas
At September 30, 2005, the Company’s gas risk management activities from financial contracts had an unrealized loss of $1,544 million and a fair market value position of $(1,412) million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(MMcf/d)	Term	Average Price		Value

Sales Contracts
Fixed Price Contracts
NYMEX Fixed Price	802	2005	6.74	US$/Mcf	$(533)
Colorado Interstate Gas (CIG)	114	2005	4.87	US$/Mcf	(63)
Other	110	2005	5.21	US$/Mcf	(64)
NYMEX Fixed Price	525	2006	5.65	US$/Mcf	(1,125)
Colorado Interstate Gas (CIG)	100	2006	4.44	US$/Mcf	(194)
Houston Ship Channel (HSC)	90	2006	5.08	US$/Mcf	(185)
Rockies	35	2006	4.45	US$/Mcf	(69)
Waha	30	2006	4.79	US$/Mcf	(62)
San Juan	16	2006	4.50	US$/Mcf	(32)
NYMEX Fixed Price	240	2007	7.76	US$/Mcf	(166)

Collars and Other Options
Purchased NYMEX Put Options	1,062	2005	5.66	US$/Mcf	(24)
NYMEX 3-Way Call Spread	180	2005	5.00/6.69/7.69	US$/Mcf	(19)
Purchased NYMEX Put Options	987	2006	6.69	US$/Mcf	(61)
Purchased NYMEX Put Options	240	2007	6.00	US$/Mcf	(4)

Basis Contracts
Fixed NYMEX to AECO Basis	908	2005	(0.67)	US$/Mcf	182
Fixed NYMEX to Rockies Basis	263	2005	(0.49)	US$/Mcf	62
Fixed NYMEX to CIG Basis	185	2005	(0.81)	US$/Mcf	36
Other	267	2005	(0.35)	US$/Mcf	43
Fixed NYMEX to AECO Basis	759	2006	(0.67)	US$/Mcf	186
Fixed NYMEX to Rockies Basis	324	2006	(0.58)	US$/Mcf	120
Fixed NYMEX to CIG Basis	301	2006	(0.83)	US$/Mcf	99
Other	182	2006	(0.36)	US$/Mcf	37
Fixed Rockies to CIG Basis	12	2007	(0.10)	US$/Mcf	—
Fixed NYMEX to AECO Basis	401	2007-2008	(0.69)	US$/Mcf	88
Fixed NYMEX to Rockies Basis	350	2007-2008	(0.63)	US$/Mcf	188
Fixed NYMEX to CIG Basis	157	2007-2009	(0.75)	US$/Mcf	120

Purchase Contracts
Fixed Price Contracts
Waha Purchase	27	2005	5.90	US$/Mcf	14
Waha Purchase	23	2006	5.32	US$/Mcf	43

Basis Contracts
Fixed NYMEX to Ventura	29	2005	(0.99)	US$/Mcf	(5)

					(1,388)
Other Financial Positions*					(156)

Total Unrealized Loss on Financial Contracts					(1,544)
Unamortized Premiums Paid on Options					132

Total Fair Value Positions					$(1,412)

* Other financial positions are part of the ongoing operations of the Company’s proprietary production management and gas storage optimization activities.

33
EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third Quarter Report
For the period ending September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Crude Oil
At September 30, 2005, the Company’s oil risk management activities from financial contracts had an unrealized loss of $231 million and a fair market value position of $(139) million. The contracts were as follows:

	Notional
	Volumes		Average Price	Fair Market
	(bbl/d)	Term	(US$/bbl)	Value

Fixed WTI NYMEX Price	37,000	2005	28.40	$(128)
Costless 3-Way Put Spread	9,000	2005	20.00/25.00/28.78	(31)
Unwind WTI NYMEX Fixed Price	(7,200)	2005	42.70	16
Purchased WTI NYMEX Call Options	(38,000)	2005	49.76	55
Purchased WTI NYMEX Put Options	35,000	2005	40.00	(6)

Fixed WTI NYMEX Price	15,000	2006	34.56	(171)
Unwind WTI NYMEX Fixed Price	(1,300)	2006	52.75	6
Purchased WTI NYMEX Call Options	(13,700)	2006	61.24	32
Purchased WTI NYMEX Put Options	57,000	2006	50.00	(3)

Purchased WTI NYMEX Put Options	43,000	2007	44.44	(4)

				(234)
Other Financial Positions*				3

Total Unrealized Loss on Financial Contracts				(231)
Unamortized Premiums Paid on Options				92

Total Fair Value Positions				$(139)

Total Fair Value Positions — Continuing Operations				$(117)
Total Fair Value Positions — Discontinued Operations				(22)

				$(139)

* Other financial positions are part of the ongoing operations of the Company’s proprietary production management.
13. RECLASSIFICATION
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2005.

34
EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)